Exhibit 99.1

Oculis Announces Closing of Registered Direct Offering and Commencement of Trading on Nasdaq Iceland Main Market

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Raised gross proceeds of $59 million through the issuance and sale of 5,000,000 of its ordinary shares to Icelandic institutional and existing investors
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Becomes second company dual-listed on NASDAQ U.S. and NASDAQ Iceland Main Market, trading under the symbol “OCS” beginning April 23, 2024
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Oculis will ring the Nasdaq Iceland opening bell on April 23, 2024 at 9:30 GMT
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Phase 2b RELIEF trial of OCS-02 (Licaminlimab) in Dry Eye Disease (DED) remains on track to readout in Q2 2024

ZUG, Switzerland, April 22, 2024 – Oculis Holding AG (Nasdaq Global Market: OCS) (“Oculis” or the “Company”) today announced that it closed its registered direct offering, successfully raising gross proceeds of $59 million through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share (the “Shares”) at a purchase price of $11.75 per Share to investors (the “Financing”). The Company also announced that trading in its ordinary shares on the Nasdaq Iceland Main Market (“Main Market”) under the ticker symbol “OCS” will begin on April 23, 2024. Oculis’ ordinary shares are currently listed on the Nasdaq Global Market in the U.S. under the ticker symbol “OCS” and began trading in the U.S. on March 3, 2023. The Company’s listing on the Main Market will make it the second company to dual-list its shares in the U.S. and in Iceland. To celebrate the listing on Main Market, Oculis will ring the opening bell at 9:30 GMT on April 23, 2024.

Riad Sherif M.D., Chief Executive Officer of Oculis: “We are honored to ring the opening bell in celebration of the listing and excited to have our shares listed on the Nasdaq Iceland Main Market in addition to the U.S. Global Market. Being dually listed will allow a broader range of investors to join us on our journey of solving significant medical needs in ophthalmology with breakthrough innovations, such as the OPTIREACH® technology that was invented in Iceland. We remain committed to our mission and look forward to providing an update on our upcoming Phase 2b RELIEF trial readout in this quarter.”

Arctica Finance ehf. provided process oversight for the listing of Oculis’ shares on the Main Market and served as Oculis’ financial advisor with regard to the Financing. BBA//Fjeldco, Cooley LLP and Vischer AG served as legal advisors to Oculis in connection with the Main Market listing and the Financing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. There was no public offering of Shares in the United States.

Exhibit 99.1

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline comprises multiple innovative product candidates in development. It includes OCS-01, a topical eye drop candidate for diabetic macular edema (DME) and for the treatment of inflammation and pain following cataract surgery; OCS-02 (licaminlimab), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED) and for non-infectious anterior uveitis; and OCS-05, a disease modifying candidate for acute optic neuritis (AON) and other neuro-ophthalmic disorders such as glaucoma, diabetic retinopathy, geographic atrophy, and neurotrophic keratitis. Headquartered in Switzerland and with operations in the U.S. and Iceland, Oculis’ goal is to deliver life-changing treatments to patients worldwide. The Company is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor & Media Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the commencement of trading of Oculis’ ordinary shares on the Main Market. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that are described in the Risk Factors sections of the prospectus supplement for the Financing to be filed with the SEC and Oculis’ other SEC filings, any of which could cause the events and circumstances discussed in such forward-looking statements to not occur on the terms described or at all. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Oculis undertakes no obligation to update any such forward-looking statements after the date hereof, except as required by law.